Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[WFAM Logo]

Dear Valued Shareholder,

The Board of Trustees of Wells Fargo Funds Trust previously sent you proxy materials regarding a special shareholder meeting scheduled for June 28, 2016, asking you to vote on proposals for the Wells Fargo Small/Mid Cap Value Fund and/or the Wells Fargo WealthBuilderSM Equity Portfolio. This shareholder meeting has been adjourned to July 15, 2016, because we have not yet received the number of shareholder votes required to proceed.

The proxy package and letters you recently received invite you to vote to consider the proposals as described in your proxy statement, and it is critical that we hear from you.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please vote now so that your shares may be represented for the purposes of a quorum for the adjourned shareholder meeting on July 15, 2016.

The Board of Trustees of Wells Fargo Funds Trust unanimously approved the proposed mergers shown in the table below and the related Agreement and Plan of Reorganization, subject to approval by the shareholders of each target fund. As a result, you are invited to vote on the proposal to merge your target fund into the corresponding acquiring fund. The Board of Trustees recommends that you vote in favor of the proposals.

Target fund	Acquiring fund
Wells Fargo Small/Mid Cap Value Fund	Wells Fargo Small Cap Value Fund
Wells Fargo WealthBuilder Equity Portfolio	Wells Fargo WealthBuilderSM Tactical Equity Portfolio

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-6931. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are three easy ways to vote:

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote online or by mail to ensure that your response is received in time for the special meeting on
July 15, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/s/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE

[WFAM Logo]

Dear Valued Shareholder,

The Board of Trustees of Wells Fargo Funds Trust previously sent you proxy materials regarding a special shareholder meeting scheduled for June 28, 2016, asking you to vote on proposals for the Wells Fargo Small/Mid Cap Value Fund and/or the Wells Fargo WealthBuilderSM Equity Portfolio. This shareholder meeting has been adjourned to July 15, 2016, because we have not yet received the number of shareholder votes required to proceed.

The proxy package and letters you recently received invite you to vote to consider the proposals as described in your proxy statement, and it is critical that we hear from you.

At the time of this letter, our records indicate that you have not yet voted. If you have responded already, thank you for your time. If you have not, please vote now so that your shares may be represented for the purposes of a quorum for the adjourned shareholder meeting on July 15, 2016.

The Board of Trustees of Wells Fargo Funds Trust unanimously approved the proposed mergers shown in the table below and the related Agreement and Plan of Reorganization, subject to approval by the shareholders of each target fund. As a result, you are invited to vote on the proposal to merge your target fund into the corresponding acquiring fund. The Board of Trustees recommends that you vote in favor of the proposals.

Target fund	Acquiring fund
Wells Fargo Small/Mid Cap Value Fund	Wells Fargo Small Cap Value Fund
Wells Fargo WealthBuilder Equity Portfolio	Wells Fargo WealthBuilderSM Tactical Equity Portfolio

More information regarding this special meeting and the proposals can be found in the proxy statement you received. If you would like another copy of the proxy statement or have proxy-related questions, please call 1-866-828-6931. Representatives are available between 9 a.m. and 10 p.m. Eastern Time.

Once you’ve made a decision, the voting process takes only a few minutes. Please review the instructions on the enclosed proxy card.

There are four easy ways to vote:

By phone: Call one of our proxy specialists toll-free at 1-866-406-2287, Monday through Friday from 9 a.m. to 10 p.m. ET. You will need the control number on your proxy card.

Online: Log on to the website provided on your proxy card. You will need the control number found on the proxy card to log in.

By mail: Sign, date, and mail your proxy card in the postage-paid envelope provided in your proxy package.

At the shareholder meeting: You may attend the shareholder meeting and vote in person. Details are in your proxy package.

If convenient for you, please vote by phone or online to ensure that your response is received in time for the special meeting on
July 15, 2016.

Your prompt response is greatly appreciated.

Sincerely,

/s/ Karla M. Rabusch

Karla M. Rabusch

President

Wells Fargo Funds Management, LLC

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.

NOT FDIC INSURED-NO BANK GUARANTEE-MAY LOSE VALUE